CANDENTE RESOURCE CORP.

MANAGEMENT’S DISCUSSION AND ANALYSIS

Introduction

This Management’s Discussion and Analysis (“MD&A”) provides a detailed analysis of the operating results and financial position of the Company and should be read in conjunction with the Company’s unaudited consolidated financial statements and related notes for the nine months ended September 30, 2007 (the “Financial Statements”) which have been prepared in accordance with Canadian generally accepted accounting principles (see Note 1: Nature of Operations and Continued Operations and Note 2: Summary of Significant Accounting Policies).  Unless otherwise stated, the information in this MD&A is expressed in United States dollars.  This MD&A may contain forward-looking statements about the Company’s future prospects, and the Company provides no assurance that actual results will meet management’s expectations.

The following discussion and analysis is for the period ended September 30, 2007 compared with the period ended September 30, 2006.  This information is dated as of November 13, 2007.

Description of Business

Candente Resource Corp. (the “Company”) is a Canadian exploration and development company operating in Peru and Mexico.  The Company’s common shares trade on the Toronto Stock Exchange under the symbol “DNT”.  The Cañariaco and El Oro Properties are the Company’s highest priority projects.

Summary of events during 2007 Q3 and to the date of this report are as follows:

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The Company continues to drill on the Cañariaco Norte Copper Deposit focusing on infill drilling in the Starter Pit Zone and expanding the size of the deposit laterally and vertically and for all feasibility requirements.  Environmental (EIA) and Feasibility studies have been underway since January and May 2007, respectively.  Preliminary results from some of the recent leach testing by SGS Lakefield in Chile are expected to be received in the near future.

On May 14, 2007, the Company reported that the Company and their advisors, Standard Bank, chose Samuel Engineers of Denver, Colorado to lead the feasibility study for the Cañariaco Norte Project.  Samuel Engineers has extensive experience in feasibility studies, detail design, construction, start-up, troubleshooting and commissioning of SX-EW projects worldwide.

Since that time, Tetra Tech, Inc., Hydrometal LLC (Joe Schlitt), Merit International Consultants and AMEC Plc on SRK Consulting (Canada) Inc. (“SRK”) have also been selected to join the Cañariaco feasibility team.  SRK will initially focus on resource modelling, starter pit optimizations, geotechnical studies and mine planning and carry out a new resource estimate at Cañariaco Norte once sufficient drilling is completed to fully delineate deeper mineralization recently intersected in five holes to depths of up to 767 meters below surface.

Amec is responsible for the Environmental and Social Impact Assessment, which has been underway since January.  Joe Schlitt, Hydrometal LLC, is overseeing the metallurgical testing program, which has been underway since June 2007 at SGS Lakefield in Santiago.  Other Feasibility studies have been underway since May.

On July 25, 2007, the Company announced the completion of the first four deeper holes completed to depths of 639 m, 721 m, 767 m and 761 m (07-129, 07-135, 07-141 and 07-146), all of which ended in Cu mineralization and strong alteration.  The holes were stopped only because they had reached the capacity of the drill.

Results were also received for holes 07-083 to 07-140, excluding 12 metallurgical holes (holes 07-093 to 102, 104 and 106) which were drilled as twins of existing holes for the purposes of grade controlled metallurgical testing.  Material from twelve metallurgical holes were sent to SGS in Santiago, Chile and are undergoing metallurgical testing under the direction of Dr. W. Joseph Schlitt, Ph.D., P.Eng., of Hydrometal LLC.  Tests are currently underway for both leaching and flotation characteristics to determine expected recoveries using both processes.  This current testing is focused primarily on material that will be mined from the Starter Pit.  Future testing will be designed to test material from the entire resource.  Bottle roll tests were begun in July 2007 to determine the leach characteristics for the different ore types and crush sizes.

On August 29, 2007, the Company announced the results for four additional holes, 07-141, 142, 143 and 144, all of which were drilled in the northern half of the deposit.  One of the deeper holes 07-141 intersected 702 m averaging 0.59% Cu (from 65 to 767 m) and within that 292 m averaged 0.70% Cu (from 301 to 593 m).  In addition, hole 07-144 intersected 255 m averaging 0.80% Cu (from 71 to 325 m) and hole 07-142 intersected 267 m averaging 0.70% Cu (from 20 to 287 m).

On October 25, 2007, the Company announced the results for ten additional holes 07-145 to 07-159 including two of the deeper holes, 07-146 and 07-159.  Drill hole 07-146, the most northern deeper hole to date, intersected 727 m averaging 0.53% Cu (from 34 to 761 m) of which 261 m averaged 0.76% Cu (from 34 to 295 m).  Hole 07-159, intersected 675 m averaging 0.41% Cu (from 43 to 718 m).  Hole 07-159, intersected copper mineralization near to the southern edge (75 m) of the previously defined deposit margin.  The strength of the copper mineralization to a depth of 718 m and a new surface showing 350 m to the south indicate excellent potential for expansion of the deposit to the south as well as at depth.  Drilling to date has shown copper mineralization over a length (north-south) of 1,250 m.  The remaining holes are infill holes within the planned grid to bring the starter pit and ultimate pit into the measured and indicated categories respectively.

This brings the total number of deeper holes to five (07-129, 07-135, 07-141, 07-146 and 07-159) and all have bottomed in copper mineralization at depths of 639 m to 767 m.  The five deeper holes extend over a length of 875 m north-south within the 1,250 m deposit length and have demonstrated a vertical extent of at least 968 m.  The bottom of hole 07-141 is at an elevation of 2,110 m above sea level (ASL) and the top of the deposit is at an elevation of 3,078 m ASL.  A total of 10 deep holes have been planned.

A third drill rig was mobilized to test a new zone of typical leach cap alteration, quartz vein stockwork and traces of copper mineralization recently exposed by trenching 350 meters southeast of the known deposit margin.  A larger rig with greater depth capacity replaced one of the smaller rigs earlier in 2007.

At October 25, 2007, a cumulative total of 181 holes and 50,650 m have been drilled by the Company on the Cañariaco deposit.

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The Company completed its 4,000 m Phase One drilling program on the El Oro gold-silver property in Central Mexico.  Eight of the drill holes intersected the targeted down-dip extensions of the El Oro veins.  These intersections demonstrate vertical extensions to four of the most prolific veins at El Oro.  Three holes were drilled over a 2.8 km strike length on the San Rafael vein; one hole tested the Borda vein; three holes were drilled over a 0.6 km strike length on the Coronas vein; and one hole was completed along the Verde vein.

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The Company acquired an additional 1,500 hectares in the Tres Marias gold-silver property ("Tres Marias") through a Peruvian Government auction.  The Company now holds a 100% interest in a total 9,400 hectares in Tres Marias located in the Puno District of Southern Peru, 35 km southwest of the city of Puno and 75 km southwest of the nearest airport in Juliaca.

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Compañia Minera Santa Luisa S.A. (“Santa Luisa”), a subsidiary of Mitsui Mining and Smelting Co., Ltd. of Japan, elected not to continue exploration on the Company’s El As de Zinc Property located in Central Peru.  The Company maintains a 100% interest in the El As de Zinc Property.

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In October 2007, the Company acquired the 900-hectare La Huaca copper porphyry property ("La Huaca") through a Peruvian Government auction for $207,000.  The Company now holds a 100% interest in a total of 5,900 hectares at La Huaca located along the same trend of porphyries as the Company’s Canariaco Norte Deposit (45 km southeast) and Rio Tinto’s La Granja deposit (85 km southeast).

Results of Operations

Net loss for the period totaled $1,694,426, or $0.03 per share, compared to $1,202,141, or $0.03 per share, in the prior period.  Significant differences in expenses between the two periods are as follows:

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Legal, audit and accounting increased to $149,019 from $57,782 in 2006 due to the Company having increased outsourced legal advice for advancing with major projects and due diligence work.

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Management and office salaries increased to $197,176 from $150,858 in 2006 due to increased salaries and additional personnel hired in late 2006 and early 2007.

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Corporate development decreased to $225,049 from $250,805 in 2006 as the Company attended fewer industry trade shows in 2007.

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Stock-based compensation expense increased to $1,532,925 from $520,744 in 2006, as the Company issued a greater number of stock options during the period.

The Company earned interest income of $97,640 compared to $47,388 in 2006 due to higher average cash balances and interest rates.  The significant foreign exchange gain of $824,221 compared to $149,773 in 2006 was due to the translation of Canadian denominated assets (primarily cash and cash equivalents) into U.S. dollars, the Company’s reporting currency, during a period where the Canadian dollar has gained unprecedented strength against the U.S. dollar.

The operational effectiveness of the Company’s activities in Peru has improved due to an increasingly favourable Canadian to U.S. dollar and Peruvian sole exchange rate.  The Company maintains its own equipment, premises and staffing in Peru and as a result, management believes that it has efficient cost controls.  The Company’s properties are located in various climate zones in Peru and as a result, the Company is always able to conduct activities on some of its properties.

The following is a summary of the key exploration projects the Company has been working on:

PERU PROPERTIES

Cañariaco

The Cañariaco Property is located in the Western Cordillera of the Peruvian Andes in the Canaris District of the Department of Lambayeque in Northern Peru at elevations ranging between 2,660 metres above sea level (“masl”) and 3,600 masl, in a dry forest habitat.  It is located 700 km northwest of Lima and 110 km to the northeast of the city of Chiclayo.

Candente’s Cañariaco copper project, continues to set itself apart from many other current copper development projects due to the increasing resource, higher grade starter pit, large percentage of chalcocite, low stripping ratio and good infrastructure in the form of existing, accessible grid power, roads and water.

On March 4, 2007, an updated independent mineral resource estimate was completed on the Cañariaco Norte Zone (see (see News Release 202, March 4th, 2007).  The Measured resource was estimated as 255 million tonnes (MT) averaging 0.45% Cu and the Indicated resource was estimated as 388 million tonnes (MT) averaging 0.45% Cu, both used a cut-off grade of 0.3% Cu.  Together the Measured and Indicated resource was 643 million tonnes (MT) containing 6.35 billion (B) pounds (lbs) of copper.  The Inferred resource was estimated as 177 MT averaging 0.45% Cu at a cut-off grade of 0.3% Cu and containing 1.75 B lbs of Cu.  Within the larger resource, a Starter Pit of 104 MT (Measured 65 MT and Indicated 39 MT) grading 0.60% Cu at a cut-off of 0.28% Cu was delineated.

The current resource estimate was based on 82 holes (26,019 meters) drilled as of December 2006.  To date in excess of 50,000 meters have been drilled in 182 holes, which includes both infill and expansion drilling of the Cañariaco Norte deposit.  Drilling has recently delineated copper mineralization in five holes to depths of up to 767 meters below the surface.  Three drills owned and operated by Pac Rim Drilling S.A.C. subsidiary of Energold Drilling Corp. are active on the Canariaco Norte zone.

Complete results, maps, cross-sections and all reports can be viewed at:  http://www.candente.co/s/PeruProjects_Canariaco.asp.

On April 19, 2007, the Company reported the results of an updated Preliminary Assessment and Economic Evaluation (“PAEE”) completed by MineFill Services, Inc. of Vancouver, British Columbia showing robust economics for the Starter Pit only which is only 12% of the entire known deposit.

The updated PAEE includes a revised mineral resource estimate and is based on the results of all drilling completed on the property to the end of December 2006. The economic evaluation focuses on initial mining of a 107 million tonnes (Mt), stand-alone starter pit.  The complete Technical Report has been filed on SEDAR (www.sedar.com) and is available for inspection at the Company's offices or on the Company website (www.candente.com).

The following pre-tax financial highlights for the Starter Pit were produced in the MineFill financial model:

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Recovered copper to cathode: 836 million pounds

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Net cashflow:  US$921.3 million

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NPV (8%): US$511.7 million

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NPV (12%): US$388.0 million

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IRR: 60.0%

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A project payback of less than two years

The economic assumptions in the PAEE were:

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Operating and capital costs as presented in Merit's June 2006 PAEE of US$0.61/lb and US$143M

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A mining rate of 30,000 tonnes per day (for the Starter Pit) over 10 years

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A bench-by-bench production schedule for grade and ore: waste tonnes

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The leach recoveries determined by Kappes Cassidy

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A base case copper price of US$2.00 per pound

Sensitivity analyses were carried out to test the robustness of the Starter Pit financial model:

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Capital and operating costs were varied at 10% increments from -20% to +20% of the base case values, which yielded IRRs in the range 76% to 56% for capex and 69% to 53% for opex

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Leach recoveries were varied by 5% either side of the base case values, which yielded IRRs in the range 58% to 62% for refractory ores and 55% to 66% for soluble ores

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Copper prices of US$1.00, US$1.25, US$1.50, US$2.00 and US$3.00 which yielded IRRs of 6.89% ($1.00) to 111.80% ($3.00)

The robust economics of the Canariaco Norte Starter Pit warrant advancing the project to the development stage through fast-tracking of a definitive feasibility study.

On May 14, 2007, the Company reported that the Company and their advisors, Standard Bank, chose Samuel Engineers of Denver, Colorado to lead the feasibility study for the Cañariaco Norte Project.  Samuel Engineers has extensive experience in feasibility studies, detail design, construction, start-up, troubleshooting and commissioning of SX-EW projects worldwide.

Since that time, Tetra Tech, Inc., Hydrometal LLC (Joe Schlitt), Merit International Consultants and AMEC Plc on SRK Consulting (Canada) Inc. (“SRK”) have also been selected to join the Cañariaco feasibility team.  SRK will initially focus on resource modelling, starter pit optimizations, geotechnical studies and mine planning and carry out a new resource estimate at Cañariaco Norte once sufficient drilling is completed to fully delineate deeper mineralization recently intersected to 767 meters below surface.

Amec is responsible for the Environmental and Social Impact Assessment, which has been underway since January.  Joe Schlitt, Hydrometal LLC, is overseeing the metallurgical testing program, which has been underway since June 2007 at SGS Lakefield in Santiago.  Other Feasibility studies have been underway since May.

Material from twelve metallurgical holes were sent to SGS in Santiago, Chile and are undergoing metallurgical testing under the direction of Dr. W. Joseph Schlitt, Ph.D., P.Eng., of Hydrometal LLC.  Tests are currently underway for both leaching and flotation characteristics to determine expected recoveries using both processes.  This current testing is focused primarily on material that will be mined from the Starter Pit.  Future testing will be designed to test material from the entire resource.  Bottle roll tests were begun in July 2007 to determine the leach characteristics for the different ore types and crush sizes.

As part of feasibility, trade off studies are underway to examine three scalable scenarios for Candente to develop the deposit.

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Scenario 1: Stage I Leaching SX-EW operation with Stage II increased production also SX-EW

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Scenario 2: Stage I Leaching SX-EW with a Stage II Milling operation

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Scenario 3: Stage I Milling with Stage II increased production also Milling

Key components of the trade off studies are Capital Expenditure costs, recoveries and timing both for getting into production and for producing saleable copper products.  While Initial Capital Expenditures would be higher for the milling scenario, the increase in copper recoveries may justify the additional capital.  The Cañariaco Norte Project will utilize open pit mining, crushing and all other proposed technology is well proven and is in common use internationally.  A leaching and solvent extraction (SX) and electrowinning (EW) process produces LME Grade A copper on site.   A milling operation would produce copper concentrates which would then be shipped to a smelter off site.

As of October 25, 2007, a total of 181 holes and 50,650 meters have been drilled by Candente on the deposit of which 24,631 m was drilled in 99 holes (07-083 to 07-181) during 2007.  Drilling continues to both expand the size of the deposit laterally and vertically and move Inferred resources into the Indicated and Measured categories.

History of Project

2002:

Acquired 100% of Project in Auction from Peruvian State

2004:

Cumulative total of   2,891 m in 12 drill holes; 76 Mt 0.61% Cu   1.0 B lb Cu

2005:

Cumulative total of 10,035 m in 36 drill holes; 489 Mt 0.45% Cu   4.8 B lb Cu

2006:

Cumulative total of 26,019 m in 82 drill holes; 820 Mt 0.45% Cu   8.1 B lb Cu

with Starter Pit 107 Mt; 0.6% Cu; 1.4 B lb Cu

2007:

Cumulative total of 50,650 m in 181 drill holes drilled to October 25, 2007; includes 1,993 m of drilling for sample material for metallurgical testing presently under way in SGS laboratories in Santiago Chile; EIA and Feasibility studies are expected to be completed by March 2008;  Present drilling is expanding vertically and laterally the size of the known deposit.

Chalcocite and oxide copper (chalcocite) makes up approximately 43% of the total contained copper in the Cañariaco Norte deposit.  Distinct zones of chalcocite appear both at the top of the deposit near surface, as well as at depth.

The mineral resource estimate is based on assay results from 26,019 meters of drill core from a total of 28,928 meters drilled in 93 holes of which 82 were drilled by Candente during 2004, 2005 and 2006.  11 holes were drilled in 1973, 1995 and 1999 by Ingemmet, Placer Dome and Billiton.  Drill spacings vary from 50 to 225 metres.  Independent engineer, Dr. David M. Stone, P.Eng., of MineFill Services, Inc., and a Qualified Person as defined by National Instrument (NI) 43-101, was responsible for the mineral resource estimate dated March 4th, 2007.  The resource estimate is classified as a Measured, Indicated and Inferred Mineral Resource, consistent with the CIM definitions referred to in NI 43-101.    This estimate will be filed in a Technical Report, compliant with NI 43-101 on SEDAR within 45 days.  Mineral resources, which are not mineral reserves, have not demonstrated economic viability.  Candente is not aware of any environmental, permitting, legal, title, taxation, socio-political, marketing or other issues which may materially affect its estimate of mineral resources.

The Company has received several expressions of interest from various entities with respect to partnering and/or financing the Cañariaco Norte project to production.  The Cañariaco Development Committee has appointed Standard Bank Plc (Standard) as Financial Advisor to assist in evaluating all project finance opportunities for advancing the Cañariaco project through feasibility and into production.    Standard will also assist with technical input into to the Cañariaco feasibility and other project studies.

The Company holds many meetings with the local communities and local authorities to ensure ongoing dialogue regarding the advancement of the project and the impact on the communities.  In addition, several key members of the Cañariaco Development Team: Thomas R. Rinaldi, V.P. Operations; Ing. Fredy Huanqui V.P. Business Development and Exploration Latin America; Ing. Ricardo Coronado, Manager of Environmental Protection; Luis Enrique Salazar, Manager of Community Relations; as well as Joanne Freeze, P.Geo. President and CEO met with Yehude Simon, the President of the Region of Lambayeque to discuss the advancement of the Cañariaco Norte Project.  It was agreed that the Regional Government of Lambayeque and the Company, which operates under Exploraciones Milenio S.A. and Cia. Minera Oro Candente S.A., will work closely together to ensure that the Cañariaco project advances as rapidly as possible and in a manner that ensures that the local people benefit as much as possible from an improved infrastructure which includes roads, electricity, education and health facilities. During the meeting, Thomas R. Rinaldi, V.P. Operations, explained that “the project will be developed under guidelines which require minimal impact and zero contamination from the leaching process.  These parameters and others are all in accordance with the Equator Principles”.

Although Candente is expediting the advancement of the Cañariaco project by itself (100%) it is also in discussions with more than one party, which could result in a partnership to build a copper mine at Cañariaco.

Joanne Freeze, P.Geo., President and CEO, Michael Casselman, P.Geo., Director, Robert van Egmond, P.Geo., Manager Exploration, Peru, are the qualified persons responsible for the review of the technical information contained under Cañariaco.

Pamel

The Pamel prospect covers approximately 5,800 hectares in the Western Cordillera of the Peruvian Andes, which also hosts the Pierina and Yanacocha gold mines. The property is accessible by road from three different routes. As at Pierina, both polymetallic veins and porphyry style alteration and mineralization occur peripherally to a high sulphidation alteration zone on the Pamel prospect.

A Phase I drilling program was completed during 2006/2007 funded entirely by Orex Ventures Inc. (“Orex”) through a  property option agreement under which Orex had the right to earn up to a 51% interest in the Pamel Property.  Upon completion, Orex advised the Company of its decision to withdraw from the option on June 30, 2007.  The Company maintains a 100% interest in the Pamel Property.

Drilling on the property commenced on October 29, 2006 and was completed on February 22, 2007.  A total of 2,826 meters were drilled in 11 holes.  The drilling tested high resistivity and low chargeability geophysical targets which coincided with gold in geochemical anomalies within an extensive 900 m by 1,500 m high sulphidation style alteration zone.  No significant zones of gold mineralization were encountered but anomalous levels of gold were detected in six holes (range 100 to 521 parts per billion).  No further exploration is planned for the Pamel property at this time.

Robert van Egmond, P.Geo., Manager Exploration, Peru, is the qualified person responsible for the review of the technical information contained under Pamel.

Alto Dorado/Toril

The Alto Dorado property is situated in Northern Peru in the Department of La Liberated, 20 km south of the town of Santiago de Chuco.  It is within the same belt of Tertiary-age volcanic rocks as the world-class Yanacocha gold deposit. There are two porphyry copper zones (Ana-Olla and Brujas) and two high sulphidation gold zones (Toril and Northern Ana). In the Ana-Olla and Brujas porphyry copper zones anomalous levels of gold, copper molybdenum and silver several other elements in soils overlie an extensive hydrothermal alteration zone, which has a north-south extent of 9 km and an east-west extent of 2 to 3km.  An Induced Polarization (IP) survey completed in October 2004, has outlined a chargeability anomaly over an area extending 7 km by 1 km, is still open and occurs within the geochemical anomalies and alteration zone.  The chargeability signature is typical of disseminated mineralization found in porphyry deposits.  A Time Domain EM (TDEM) survey was also carried out over the Toril and Northern Ana zones for high sulphidation gold and identified several high resistivity targets.

A Phase One diamond (core) drilling program comprising 1050 metres in nine holes was carried out in July and August of 2004.  The holes were drilled to depths of 46m to 201m.   Eight of the holes were drilled in the Toril high sulphidation gold zone and one in the combined Ana-Olla porphyry gold-copper zone.  Two of the eight holes at Toril were terminated prior to reaching target depths due to drilling difficulties.

The most significant results from the drilling were obtained in the Ana-Olla Zone where diamond drill hole (DDH) 04-008 intersected alteration and mineralization typical of gold-copper porphyry deposits.  The average grades intersected over the 160 metres of mineralization in this hole are 0.22 gpt gold and 0.17% copper. Chalcopyrite and chalcocite (copper minerals) occur as disseminations (particles) and in quartz stockwork over much of the drill hole.  Molybdenum (Mo) was observed starting at 80 metres to the bottom of the hole as disseminations and in stockwork.  The IP survey was not completed at the time of the drilling and therefore the drill hole was targeted using a combination geochemistry, geology and significant copper-gold results from a 1998 Hecla reverse circulation drill hole.  Once the IP survey had been interpreted it was evident that DDH-04-008 was drilled in a fault zone and near the margin of the extensive IP chargeability anomaly.   Porphyry style alteration and mineralization is evident on surface above the chargeable body.

During 2005, the Company entered into an option agreement with Minera Gallipoli S.A. a subsidiary of Gallipoli Mining Pty. Ltd. of Australia whereby the optionee could earn a 50% interest in the property by spending $5,400,000 over 3.5 years.  The optionee was also granted 535,000 share purchase warrants had they elected to proceed at various stages of the agreement.  In March 2006, Gallipoli advised the Company of their decision to withdraw from their option agreement.

In January and February 2006, a 1894.40 metre drill program in six holes, funded by Gallipoli Mining Pty. Ltd. and operated by the Company, was carried out on the Alto Dorado Property to test the Ana-Olla porphyry zone on the property.  Results confirm the presence of a very extensive porphyry style copper system.  In addition, two zones of high sulphidation alteration and mineralization (native sulphur, enargite, massive to vuggy silica and alunite) were intersected in the two northern most holes.  Two of the holes are believed to have been drilled over the centre of the porphyry copper system.  It is believed that a higher grade core could lie beneath this area as the alteration and mineralization was increasing with depth.  A TDEM resistively anomaly and large circular IP chargeability anomaly located in the Northern Ana zone just north of the area of drilling with coincident high sulphidation alteration could be a high sulphidation gold target.  Future drilling is recommended for the southern porphyry copper target (Brujas zone), deeper drilling on the northern porphyry target (Ana-Olla) as well as drill testing of the northern high sulphidation gold target (Northern Ana).

Robert van Egmond, P.Geo., Manager Exploration, Peru, is the qualified person responsible for the review of the technical information contained under Alto Dorado/Toril.

Las Sorpresas

The Las Sorpresas property covers 2,827 hectares in Northern Peru.  It lies about 600 km north of Lima and about 40 km north of the city of Cajamarca.  It is located just south-south-east of the Yanacocha deposits held by Buenaventura and Newmont. Nine separate deposits had been discovered to March 2004 at Yanacocha and reserves were reported to be in the order of 35 million ounces of gold.

Reconnaissance geological mapping and a preliminary stream sediment sampling survey have been conducted over the property. Stream sediment samples are anomalous in gold, mercury, arsenic and lead.  Levels of gold are highest (189 to 789 parts per billion) towards the centre of the property indicating a potential gold source within Las Sorpresas. Anomalous levels of mercury occur in soils also near the centre of the property. Mercury is one of the exploration tools used to discover buried gold zones at Yanacocha.

The property is underlain by siliceous tuffs belonging to the Calipuy Formation, which are similar to those hosting the Yanacocha deposits. Several circular, semi-circular and domal features have been identified on the northern end of the claims. North-easterly structures crosscut the property.

Argillic alteration at the northwestern end of the property is believed to be part of the system that hosts one of the Yanacocha deposits. Rock samples from this area contain strong anomalous values of mercury (3000 to >5000 ppb). Opalized and brecciated feldspar porphyry containing both early and late stage opal, likely represents the shallow portions of an epithermal system.

In March 2004, the Company announced that it had entered into an option agreement with Orex Ventures Inc. for the property. Orex may earn a 51% interest in the project by incurring exploration expenditures of US$2.5 million over 3.5 years as well as paying Candente US$15,000 in cash and issuing 250,000 common shares to Candente by January 31, 2008. Orex was required to spend US$250,000 on the project by June 30, 2004, which will be used to delineate drill targets. Under the option agreement with Orex Ventures, Candente will conduct exploration on the project. The agreement has been approved by the TSX Venture Exchange.

In 2004 several Induced Polarization (IP) geophysical lines were completed on the north end of the property.  Results were not definitive.  Candente is currently attempting to negotiate surface agreement with local landowners in order to conduct a deeper penetrating IP survey.  The property remains largely unexplored and the Company has a very limited understanding of the property’s geology. Additional field work, including mapping and sampling, will be necessary in order to more fully understand the geology and its potential to host epithermal gold deposits.

Robert van Egmond, P.Geo., Manager Exploration, Peru, is the qualified person responsible for the review of the technical information contained under Las Sorpresas.

El As de Zinc

Compañia Minera Santa Luisa S.A. (“Santa Luisa”), a subsidiary of Mitsui Mining and Smelting Co., Ltd. of Japan, elected not to continue exploration of the Company’s El As de Zinc Property located in Central Peru.  The Company maintains a 100% interest in the El As de Zinc Property.

At the El As de Zinc Property, four distinct zones of zinc-lead mineralization have been discovered in outcrop.  Average Zn and Pb grades from sampling on surface to date appear to be in the range of: 10.6% Zn & 1.88% Pb over 3.25 m; 3% Zn & 0.64% Pb over 3.6m; 4% Zn & 0.35% Pb over 6.5 m and 22% Zn & 4% Pb over 1 m.  Higher grades reach as high as 47.5% Zn & 5% Pb over 2 m and 9% Zn & 2.4% Pb over 7 m.  This mineralization has some very distinctive characteristics which resemble two kinds of world class lead-zinc deposits often referred to as Mississippi Valley Type (MVT) and Irish Type.

Santa Luisa funded and operated an exploration program that drilled 2,498 m in six holes.  They intersected a significant zone of lead-zinc mineralization which averages 0.94% lead (Pb) and 5.98% zinc (Zn) over 22.70 m and contains several higher grade zones including 1.63% Pb and 9.89 % Zn over 7.05 m on the property.  This high grade mineralization was intersected at a distance approximately 100 m (down dip) from an outcrop of similar lead-zinc mineralization.  Santa Luisa concluded that while the results did not meet certain parameters necessary for them to continue exploration, the mineralization found to date indicates a strong potential for the presence of sufficient mineralization to support an operation using contract mining and custom milling.

The Company’s current land position is much larger than that explored or held under option by Santa Luisa.  Drilling by Santa Luisa tested less than 6% (approximately 525 m) of the known strike length (9 kilometres) of favourable host rocks exposed on the property. Very little other exploration work has been carried out on the property.

Robert van Egmond, P.Geo., Manager Exploration, Peru, is the qualified person responsible for the review of the technical information contained under El As de Zinc.

Tres Marias

In April 2007, the Company acquired an additional 1,500 hectares in the Tres Marias gold-silver property ("Tres Marias") through a Peruvian Government auction.  The Company now holds a 100% interest in a total of 9,400 hectares in Tres Marias located in the Puno District of Southern Peru, 35 km southwest of the city of Puno and 75 km southwest of the nearest airport in Juliaca.

The Tres Marias Property is situated within a regional mineral trend that includes intrusion related low sulphidation style polymetallic and silver veins, high sulphidation style alteration areas and possible porphyry style mineralization (as identified on Landsat Imagery).

The main vein found to date in Tres Marias, Pataqueña, has been mapped on surface for a distance of 500 m and traced for 300 m to the south through soil geochemical sampling.  It is open to the North and South.  The width of the vein ranges from ten centimetres (cm) to two m as seen in the limited exposure to date.  The vein was exploited during Spanish Colonial times in the late 1800’s.  Recently opened underground workings extend for approximately 150 m horizontally along the main vein and also along crosscutting and semi parallel veins.  The vertical extent of the workings is approximately 75 m along several levels.  The workings only follow the vein above the valley floor so significant potential exists below these tunnels as well as along strike.  Silver values from surface sampling and historic mine dump piles have grades of up to 68.08 ounces per ton (oz/T) (2,334 grams per tonne (g/t)).

Robert van Egmond, P.Geo., Manager Exploration, Peru, is the qualified person responsible for the review of the technical information contained under Tres Marias.

MEXICAN PROPERTIES

El Oro

Candente and Canaco Resources Inc. (TSX.V:CAN) (“Canaco”) entered into an option agreement to jointly acquire up to a 70% interest in the 67 square kilometre El Oro gold property, located in Central Mexico.  The property is being optioned from Minera Luismin SA de CV (Luismin), a 100% owned subsidiary of Goldcorp Inc.  The property has excellent road access and is located 120 km northwest of Mexico City in the States of Mexico and Michoacan.

The Option agreement, entered into jointly (50/50) by Canaco and Candente, gives the combined companies the right to earn up to a 70% interest in all of the 24 El Oro exploration and mining concessions (14,950 hectares), held by Luismin.

The terms of the Agreement are as follows:

1.

Earn a 50% interest (25% each) by expending $5,000,000 on exploration and issuing 250,000 common shares in each of Canaco Resources Inc. and Candente Resource Corp. over a three year period and;

2.

Earn an additional 20% interest by expending an additional $5,000,000 ($10,000,000 total for 70% total interest) on exploration and development over an additional two (2) years.

3.

Goldcorp retains the right to stay at 30%, dilute to 6.5% NPI or earn-back 40% to a 70% interest by spending $25,000,000 within four years on additional exploration and development.

4.

Goldcorp has the right to participate in future equity financings by each company, up to the greater of: their current percentage interest held in each company or 10% of the financing.

The veins on the El Oro property have been worked since the late 1700’s.  The height of mining activity began in 1904 with the Gold Mining & Railway Company.  For 33 years four companies produced gold and silver, predominantly from the San Rafael and Verde veins.  In excess of 18.2 million tonnes grading 11.1 grams gold and 131 grams silver were produced.  In 1938, all of the mines and properties were acquired by the Las Dos Estrellas Mining Company.  Shortly thereafter, a tailings dam collapsed and compensation costs bankrupted the Las Dos Estrellas Mining Co. so the properties were transferred to the workers who formed a consortium with the government and continued to operate the mines largely as a selvage operation, mining pillars and backfill.  This proved to be very costly resulting in closure of the mines in 1959.

The El Oro Mines have collectively been described as some of the most significant high-grade, gold-silver producers in the history of Mexican mining, with past production of approximately 20 million gold equivalent oz.  El Oro hosts the largest known vein systems in the region with past production from veins varying between 1 and 70 m in width.

Mining of the veins in the El Oro camp is reported to have stopped for financial reasons and not due to lack of ore.  The San Rafael vein is reported to have produced in excess of 5 million gold equivalent ounces (oz) over 45 years from 11.9 million tonnes (Mt) of ore with an average production grade of 10.8 grams gold per tonne (g/t Au) and 115 grams silver per tonne (g/t Ag) over an average width of 10 m.  The Verde vein is reported to have produced in excess of 3 million gold equivalent ounces from 6.3 Mt of ore with an average production grade of 12.0 g/t Au and 160 g/t Ag over an average width of 5-10 m.  In the San Rafael vein production occurred over a vertical depth of 250 m and over a strike length approaching 3.5 kilometres (km).  In the Verde vein production occurred over a vertical depth of up to 240 m and over a strike length of approximately 2 km.  The average vertical depth for gold and silver production in veins in Mexico is understood to be 450 metres.

The Company completed its 4,000 m Phase One drilling program on the El Oro gold-silver property in Central Mexico.  Compilation of mining records in the El Oro camp has identified the most productive areas within the four main veins and suggests that these veins remain open to depth below previous levels of mining.  In total 27 drill targets have been identified to test these targets.  Eight of the drill holes intersected the targeted down-dip extensions of four of the most prolific veins in the El Oro Camp: San Rafael, Verde, Borda and Coronas.  Three holes were drilled over a 2.8 km strike length on the San Rafael vein; one hole tested the Borda vein; three holes were drilled over a 0.6 km strike length on the Coronas vein; and one hole was completed along the Verde vein.

To date, results have been received for three drill holes completed on the San Rafael vein.  One drill hole (hole VSR-07-02) intersected 2.90 meters of 9.27 g/t gold and 8.13 g/t silver from 666.35 to 669.25 meters, which is interpreted to be the down dip extension of the San Rafael vein at a depth approximately 70 meters below the deepest known level of mining.  As previously reported, this hole also intersected high grade silver mineralization of 1,330 g/t over 3.05 m (within a zone containing 726.38 g/t over 5.60 m) which could be a new vein discovery.  The significance of this intersection is unclear as it could represent a new discovery (vein) but it also could be associated with the historic workings of the Nolan Vein.  If it is associated with historic workings it may represent material left behind and/or wall rock, or some combination thereof.  The Nolan Vein is located in the hanging wall of the San Rafael Vein.

The Oriente area is the eastern extension of the prolific El Oro ore-shoot trend.  It has had no mining, little exploration and is largely covered by younger Tertiary volcanic rocks, which mask favourable Creataceous host rocks and potential veins.  Seven exposures of the favourable host rocks have been found within these younger volcanics and five of these have alteration and quartz-calcite veining, and stockwork typical of the El Oro gold-silver veins. Veins comprise varying proportions of quartz, chalcedony and calcite and exhibit banding, brecciation and drusy crystal textures which are all typical of the gold and silver-bearing El Oro veins.

Regional soil geochemical sampling in Zona Oriente identified gold anomalies in soils and silts (19 to 44 ppb and 34 to 90 ppb, respectively) located on strike with a previously mapped Andrea vein.  Additional soil sampling has been carried out in this area and it will be followed up by trenching.  Sample results are pending.

A Natural Source Audio Magnetic Telluric (NSAMT) geophysics has also been carried out over an area measuring 3 km by 4 km in the central part of the Oriente area to assist in the identification of potential new veins.  In the Orient area, mapping and data compilation has identified six drill targets to date.  The NSMAT final report and recommendations will be combined with geochemical surveys are expected to provide additional targets.

A historic in-situ resource of approximately 1.7 million ounces of gold and 34 million ounces of silver (17 M tonnes @ 3.67 g/t Au plus 69.43 g/t Ag) has been estimated from the San Rafael Mine by Luismin and published in company reports in 1972 and 1992.  This resource estimate is considered historic in nature, and it is unknown if it complies with current NI 43-101 standards. Furthermore, this estimate has not been verified by Candente and Canaco and therefore should not be relied upon.

Piotr Lutynski, P.Eng., is the qualified person responsible for the review of the technical information contained under El Oro.

Summary of Quarterly Results

Net income (loss) by quarter

	Q1	Q2	Q3	Q4	Total
	$	$	$	$	$
2007	(397,203)	(1,402,215)5	104,992	-	(1,694,426)
2006	(620,949)	(212,298)	(368,894)	(589,974)	(1,792,115)
2005	(320,344)	(123,155)	(510,355)	(473,098)	(1,426,952)

As the Company is still in the exploration stage, variances in its quarterly losses are not affected by sales or production-related factors.  Year over year increased costs are generally attributed to successful financing activities which result in the Company being able to conduct more exploration, which results in additional overhead costs to maintain its activities.

Capital Resources and Liquidity

In June 2007, the Company raised Cdn$17,120,831 on closing a brokered private placement whereby the Company issued 13,169,870 units.  Amerigo Resources Ltd. subscribed for a significant portion of the private placement which, when combined with common shares of Candente already held, results in Amerigo holding approximately 9.6% of the outstanding common shares of Candente on an undiluted basis.  The private placement was placed by a syndicate led by Westwind Partners Inc. and including Raymond James Ltd. in respect to investors outside of South America and by Credibolsa S.A.B. S.A. in respect of investors in South America (the "Agents").

During 2007, the Company issued a total of 1,570,500 common shares on exercise of stock options for gross proceeds of Cdnd$958,765.  The Company issued 2,256,938 common shares on exercise of warrants for gross proceeds of Cdn$2,958,423.

The Company does not anticipate the payment of dividends in the future.

Off-Balance Sheet Arrangements

The Company has no off-balance sheet arrangements.

Related Party Transactions

The Company does not have any related party transactions.

Critical Accounting Estimates

The Company does not have any critical accounting estimates.

Changes in Accounting Policy

No changes.

Financial and Other Instruments

The Company’s financial assets and liabilities consist of cash, marketable securities, accounts receivable, due from related parties, accounts payable and accrued liabilities and due to related parties, some of which are denominated either in Canadian dollars, U.S. dollars, Mexican Pesos or New Peruvian soles.  These accounts are recorded at their fair market value.  The Company is at risk for a financial gain or loss as a result of foreign exchange movements against the United States dollar.  During the period ended September 30, 2007, the Company recorded a foreign exchange gain of $824,221 compared to $149,773 in 2006. The Company does not have major commitments to acquire assets in foreign currencies at this time, but does expect that certain significant future expenditures will be denominated in New Peruvian soles or U.S. dollars.

The Company has Value Added Tax Receivable of $2,128,516 in which it has retained the services of advisors and personnel for the purposes of recovering these amounts from the Peruvian Government.

The Company has placed its cash and cash equivalents in liquid bank deposits, which provide a variable rate of interest.

Outstanding Share Data

At September 30, 2007, the Company had one class of common shares without par value with 70,313,752 shares outstanding.

Risk and Uncertainties

Except for historical information contained in this discussion and analysis, disclosure statements contained herein are forward-looking, which statements are subject to risks and uncertainties, which could cause actual results to differ materially from those in such forward-looking statements.

The Company is a mineral exploration and development Company and is exposed to a number of risks and uncertainties that are common to other companies in the same business; some of these risks have been discussed elsewhere in this report.

The Company’s financial success is subject to general market conditions, which affect mining and exploration companies.  The value of the Company’s mineral resources and future operating profit and loss is affected by fluctuations in metal prices, over which the Company has no control, although it may choose to hedge some of its future production.  The cost of exploration and future capital and operating costs are affected by foreign exchange rates for the U.S. dollar and Peruvian sole.  The Company can mitigate the effects of these rate fluctuations, to some extent, through forward purchases.  The Company’s ability to hedge future foreign exchange rates is affected by its creditworthiness.  Because of its limited operating record and history of losses, it may not be able to hedge future risk to the extent it feels is warranted.  The Company also competes with other mining companies, which are larger and have more economic resources to acquire prospective exploration properties or producing mines.

The Company also faces certain risks and uncertainties specific to its circumstances.  The Company’s ability to obtain financing to explore for mineral deposits and to continue and complete the development of those properties it has classified as assets is not assured; nor is there assurance that the expenditure of funds will result in the discovery of an economic mineral deposit.  The Company has not completed a feasibility study on any of its deposits to determine if it hosts a mineral resource that can be economically developed and profitably mined.  While the Company has used its best efforts to ensure title to all its properties and secured access to surface rights, these titles or rights may be disputed.

MANAGEMENT’S RESPONSIBILITY AND OVERSIGHT

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that material information is gathered and reported to senior management, including the Chief Executive Officer and Chief Financial Officer, as is appropriate to permit timely decisions regarding public disclosure.  Management, including the Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of the design and operation of the Company’s disclosure controls and procedures as of December 31, 2006. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures, as defined in Multilateral Instrument 52-109 - Certification of Disclosure in Issuer’s Annual and Interim Filings (“52-109”), were effective at that time to ensure that the information required to be disclosed in reports that are filed or submitted under Canadian Securities legislation are recorded, processed, summarized and reported within the time period specified in those rules. In conducting the evaluation, it has become apparent that management relies upon certain informal procedures and communication, and upon “hands-on” knowledge of senior management. Management intends to formalize certain of its procedures. Due to the small staff, however, the Company will continue to rely on an active Board and management with open lines of communication to maintain the effectiveness of the Company’s disclosure controls and procedures. It should be noted that any system of controls is based in part upon certain assumptions designed to obtain reasonable assurance as to the effectiveness, and there can be no assurance that any design will succeed in achieving its stated objectives. Lapses in the disclosure controls and procedures could occur and/or mistakes could happen. Should such occur, the Company will take reasonable steps necessary to minimize the consequences thereof.

Internal Controls and Procedures over Financial Reporting

Management is also responsible for the design of the Company’s internal control over financial reporting in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with Canadian generally accepted accounting principles. It should be noted that a control system, no matter how well conceived or operated, can only provide reasonable assurance, not absolute assurance, that the objectives of the control system are met.

Cautionary Statement on Forward-Looking Information

This MD&A contains “forward-looking statements” within the meaning of applicable Canadian securities regulations and Section 21E of the United States Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995.  All statements other than statements of historical fact herein including, without limitation, statements regarding potential resources and reserves, exploration results, production rates and future plans and objectives of the Company, are forward-looking statements that involve various risks and uncertainties. Such forward-looking statements include, without limitation, (i) estimates of exploration investment and scope of exploration programs, (ii) estimates of stock compensation expense and (iii) estimates of reclamation and closure costs. There can be no assurance that such statements will prove to be accurate, and actual results and future events could differ materially from those anticipated in such statements, in particular the estimates do not include input cost increases or gold price variations that could occur in future.  Important factors that could cause actual results to differ materially from the Company’s expectations are disclosed in the Company’s documents filed from time to time with Canadian Regulatory authorities on SEDAR, the U.S. Securities and Exchange Commission (“SEC”) and other regulatory authorities.  Forward-looking statements are based on the estimates and opinions of management on the date the statements are made, and the Company does not undertake any obligation to update forward-looking statements should conditions or management’s estimates or opinions change.  Forward-looking statements are subject to risks, uncertainties and other factors, including gold and other commodity price volatility, political and operational risks, which are described in the Company’s most recent Annual Information Form filed on SEDAR (www.sedar.com) and Form 20-F on file with the SEC (www.sec.gov) as well as in the Company’s other regulatory filings.